RICHARD S. WHITESELL, JR.
Attorney and Counselor at Law
4501 Lorraine Avenue
Dallas, Texas 75205-3612
214/521-4315
FAX 214/521-4411
June 10, 2009
Securities and Exchange Commission
Judicial Plaza
450 5th Street, N.W.
Washington, D.C. 20549

Re:	Samarnan Investment Corporation 1940 Act File No. 811-2824
Dear Sirs:
Reference is made to the preliminary copy of the proxy statement of Samarnan Investment Corporation (the “Company”) for a special meeting of shareholders to be held on July 21, 2009 filed with the Commission on May 28, 2009 and to the comments made with respect to such filing by Messrs. Kevin Rupert and Dominic Minore of the Commission’s staff.
With respect to the comments of Mr. Rupert, the Company has filed with the Commission an amended Form N-SAR for the Company’s fiscal year ended December 31, 2008 to which there is attached as an exhibit the report of the Company’s independent public accountant on the Company’s system of internal accounting controls.
With respect to the comments of Mr. Minore, the following is submitted
(1)	The Company has signed a “Tandy Letter” a copy of which is enclosed herewith.

(2)	In response to the question as to why the Company is holding the special meeting of shareholders when the controlling shareholders have more than the required votes to dissolve the Company without the vote of any of the Company’s other shareholders, the Company is following the explicit provisions of the Texas Business Corporation Act which provide that a corporation may be dissolved by the act of the corporation if its board of directors adopts a resolution recommending that the corporation be dissolved and directs the question of dissolution be submitted to a vote at a meeting of

Securities and Exchange Commission
June 10, 2009

shareholders at which meeting a vote of shareholders shall be taken on a resolution to dissolve the corporation. The Company is holding the special meeting to comply with Texas law and not for the purpose of affording the controlling shareholders a defense against any action against them because the other shareholders have voted for the dissolution. The controlling shareholders would have the same liability and defenses that they would have after the vote of shareholders had there been no special meeting of all the shareholders. A further discussion of the dissolution procedure under Texas law can be found under the caption “Dissolution Under Texas Law” on pages 15 and 16 of the preliminary copy of the proxy statement.

(3)	As to the comment regarding forward looking statements on page 4 of the preliminary copy of the proxy statement, a new paragraph, the last paragraph, has been added under the caption “Cautionary Note Regarding Forward Looking Statements” to the effect that the information set forth under that topic by an investment company does not provide a “safe harbor” under Section 21E of the Securities Exchange Act of 1934. A copy of this revision on page 4 is enclosed herewith.

(4)	With respect to the comment under the subheading “Shareholders may be liable to the Company’s creditors if the Company’s reserve for payment to creditors is inadequate” on page 9 of the preliminary copy of the proxy statement, the second paragraph under this topic has been revised and a reference to the subheading “Contingency Reserve and Potential Liability of Shareholders” under “Principal Provisions of the Plan” has been added to this paragraph. This reference is to that subheading, as revised as noted below, may be found on page 13 of the preliminary copy of the proxy statement. A copy of page 9 containing the revision and reference is enclosed herewith.

(5)	On page 9 of the preliminary copy of the proxy statement the last sentence in the first paragraph under the subheading “Shareholders may not be able to recognize a loss for federal income tax purposes until they receive a final distribution from the Company” has been revised to state that a final distribution may not be made for up to three years from the date of the Company’s dissolution. A copy of page 9 with this revision is enclosed herewith.

Securities and Exchange Commission
June 10, 2009

In addition to the foregoing, page (ii) has been revised to conform to the other provisions of the preliminary copy of the proxy statement relating to shareholders liability to creditors after the Company’s dissolution. A copy of page (ii) is enclosed herewith.
Also the second paragraph under “Contingency Reserve and Potential Liability of Shareholders” on page 13 of the preliminary copy of the proxy statement has been revised to provide more detail of shareholders potential liability and the possible contribution from other shareholders. It should be noted that while the Company’s stock is fully paid and non-assessable that when the Company is dissolved its existence shall cease and its stock will be extinguished, no longer deemed to be outstanding, and the holders thereof will have no rights with respect thereto, except the right to receive liquidating distributions as former shareholders of the Company. A copy of page 13 is enclosed herewith.
The Company trusts that the foregoing is responsive to the staff’s comments, however if there are any further comments or you desire any other information with respect to this filing, please contact the undersigned at the above address, telephone number, or FAX number.
Very truly yours,

/s/ Richard S. Whitesell, Jr.
Richard S. Whitesell,
Enclosures
cc: Samarnan Investment Corporation

SAMARNAN INVESTMENT CORPORATION
214 North Ridgeway Drive (76033)
P.O. Box 651
Cleburne, Texas 76033-0651
Tel: 817.645-2108 (Sam Walls, President)
Fax: 817.558-0285 (Sam Walls, President)
June 10, 2009
Securities and Exchange Commission
Judicial Plaza
450 5th Street, N.W.
Washington, D.C. 20549

Re:	Samarnan Investment Corporation 1940 Act File No. 811-2824
Dear Sirs:
Reference is made to the Preliminary Proxy Statement of Samarnan Investment Corporation (the “Company”) related to a Special Meeting of the Company’s Shareholders to be held on July 21, 2009 filed with the Commission on May 28, 2009 and to the comments of the Commission’s staff with respect thereto.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

SAMARNAN INVESTMENT CORPORATION
/s/ George S. Walls, Jr.
George S. Walls, Jr.,
President

surrendered their certificates, if requested to do so, may be held in trust for such shareholders, without interest, pending surrender of such certificates, and subject to the escheat laws relating to unclaimed property.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Proxy Statement contains or incorporates by reference forward-looking statements. Forward-looking statements can be identified by the fact they do not relate strictly to historical or current facts. They often include the words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, or words of similar meaning or future or conditional verbs such as “will”, “would”, “should”, “could”, or “may”.
Forward-looking statements provide the Company’s current expectations or predictions of future conditions, events or results. They may include projections or estimates of liquidation values of its assets, costs of settling its debts and other obligations, the amount of expenses incurred in connection with the dissolution of the Company, and the amounts of distributions to shareholders or other financial items, as well as descriptions of the Company’s future plans and intentions. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. The statements speak only as of the date they were made. The Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made except as required by law.
There are a number of significant factors that could cause actual conditions, events or results to differ materially from those described in the forward-looking statements, many of which are beyond the control of the Company or its ability to forecast or predict. For further information of additional risks that may affect the Company’s dissolution and its distributions to shareholders, see “Risk Factors to be Considered in Connection with the Dissolution and Adoption of the Plan” herein.
The Company understands that cautionary notes for forward-looking statements by investment companies, such as those described above, are not afforded the “safe harbor” protection of Section 21E of the Securities Exchange Act of 1934.
VOTING AND VOTES REQUIRED
Record date and Voting Rights
The record date of shareholders entitled to notice of, and to vote at, the Special Meeting of Shareholders was taken as of the close of business on May 22, 2009. On that date the Company had outstanding and entitled to vote, 1,201,768 shares of Common Stock, par value $1.00 per share, with each share entitled to one vote on any matter presented for vote at the meeting.
Quorum
Holders of a majority of the number of shares of the Company’s outstanding Common Stock entitled to vote at the meeting, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the meeting. Abstentions will be counted for the purpose of whether a quorum is present, however, broker non-votes will not be counted for determining whether a quorum is present at the meeting.
Required vote
The affirmative vote of the holders of at least two-thirds of the number of shares of the Company’s outstanding Common Stock entitled to vote at the meeting is necessary to adopt the resolution to dissolve the Company and to adopt the Plan. On any other matter that may properly come before the meeting, the affirmative vote of the holders of a majority of the number of shares, present in person or represented by proxy, at the meeting shall be the act of the shareholders; however, the Company is not aware of any other business to be brought before the meeting.
Abstentions will be treated as votes against a proposal and broker non-votes will have no effect on a vote.
Voting by Proxy
Proxies in proper form at the time of the meeting will be voted in the manner specified therein. If a Proxy is dated, and signed and returned without specifying as to how it is to be voted, the shares represented by the Proxy will be voted as recommended by the Board of Directors which is FOR the proposal to dissolve the Company and adopt the Plan. The Proxy provides for discretionary authority to the persons named therein as proxies, to vote on any other business that may properly come before the meeting; however, the Company is not aware of any other business to come before the meeting.

as the Board of Directors deems it advisable. If the SEC does not accept the Company’s application for deregistration, the Company will continue to comply with the 1940 Act and the 1934 Act and intends to take such other action as may be necessary to terminate its registration under the 1940 Act.
Shareholders may be liable to the Company’s creditors if the Company’s reserve for payment to creditors is inadequate.
After the Company has liquidated its assets for cash, paid, discharged and satisfied its debts, liabilities and obligations to its creditors, or made adequate provision for the payment, satisfaction or discharge thereof, and distributed its net remaining assets to its shareholders, the Company will file with the Secretary of State of Texas Articles of Dissolution. Upon the Secretary of State issuing a Certificate of Dissolution, the existence of the Company will cease and the Company will be dissolved. Although the legal effect of the issuance of the Certificate of Dissolution will be to dissolve the Company and terminate its corporate existence, pursuant to Texas law, the Company will continue to exist solely as a non-operating entity for a period of three years from the date of its dissolution for the purpose, (1) prosecuting and defending lawsuits or other proceedings by or against the Company; (2) permitting the survival of any existing claim by or against the Company; (3) holding title and liquidating any assets remaining in the Company and distributing any of such assets to shareholders; and (4) settling any other affairs not completed before the Company’s dissolution.
The Plan provides that the Board of Directors may establish a Contingency Reserve out of the Company’s assets for the payment of the Company’s liabilities and expenses in such amount and for such period of time, not to exceed three years from the date the Company is dissolved, as the Board of Directors may in its sole discretion determine. If after the Company has distributed all of its assets to shareholders, and the Board has not established a Contingency Reserve, of if it has established such a Reserve that is inadequate to pay the liabilities and expenses to the Company’s creditors, a creditor might sue one or more shareholders who could be held liable for the payment of some or all of such liabilities and expenses, with each shareholder being held liable for up to an amount equal to the aggregate amount the shareholder has received in liquidating distributions from the Company in its dissolution. In such event, the net distributions a shareholder receives could be substantially less than that estimated by the Company. See subheading “Contingency Reserve and Potential Liability of Shareholders” under “Principal Provisions of the Plan” herein.
Shareholders may not be able to recognize a loss for federal income tax purposes until they receive a final distribution from the Company.
As a result of the Company’s liquidation and dissolution, for federal income tax purposes, shareholders will recognize gain or loss equal to the difference between (1) the sum of the amount of cash distributed to them in dissolution of the Company, and (2) their tax basis in the shares of the Company’s Common Stock owned by them. Generally, a shareholder may only recognize a loss for federal income tax purposes in the year the shareholder has received a final distribution from the Company. While the Company’s estimated timetable calls for its complete dissolution during calendar 2009, the dissolution may not be completed until a subsequent year which could be three years or more after the Company’s dissolution.
See “Certain Federal Income Tax Consequences” herein. Shareholders are urged to consult their tax advisers as to the tax consequences that may be applicable to them in connection with the liquidation and dissolution of the Company.
Recordation of transfers of the common stock on the transfer books of the Company will be restricted on the Effective Date of the Plan and distributions will be made to the shareholders of record on the Effective Date of the Plan.
Recordation of transfers of the Common Stock on the Company’s transfer books will cease on the Effective Date of the Plan (which is the date the Plan receives the affirmative vote of the holders of at least two thirds of the Company’s outstanding stock) and thereafter the only transfers that will be recorded on the Company’s books will be by will, instate succession or operation of law.
Distributions made by the Company pursuant to the Plan will only be made to shareholders of record as of the close of business on the Effective Date of the Plan, except as may be necessary to reflect subsequent transfers on the Company’s books as the result of assignments by will, intestate succession or operation of law.
After the date the Secretary of State of Texas issues a Certificate of Dissolution for the Company, the Common Stock will be treated as no longer outstanding, and holders of the Common Stock shall cease to have any rights in respect thereof, except the right to receive distributions pursuant to the Plan.
As a condition to the receipt of any distribution pursuant to the Plan, the Board may require, in its absolute discretion, that shareholders (i) surrender to the Company their certificates evidencing the shares of Common Stock owned by in the shares of the Company’s Common Stock. Any loss generally will be recognized only when the final distribution to shareholders is received by them, which could be as much as three years after the Company’s dissolution. Shareholders should consult with their tax adviser as to the tax effects of the Company’s dissolution pursuant to the Plan and their particular circumstances.
     Shareholders will not have appraisal rights in connection with the Company’s dissolution.
     If after the Company has distributed all of its assets to shareholders and has not established a Contingency Reserve or if it has established such a Reserve that is not adequate to pay and discharge any liabilities or obligations to the Company’s creditors, a creditor might sue one or more shareholders who could be held liable for the payment of some or all of such obligations, with each shareholder being held liable for up to an amount equal to the aggregate amount the shareholder has received in liquidating distributions from the Company in its dissolution. In such event the net distributions received by a shareholder could be substantially less than the amount the Company has currently estimated will be made to a shareholder.
     Members of the Walls family who own 90.58% of the Company’s Common Stock have advised the Company that they will vote FOR the dissolution of the Company and the adoption of the Plan, thereby assuring approval by the shareholders of the Company’s dissolution and adoption of the Plan.
(ii)

Under the Plan, the Company may make distributions to its shareholders at such time or times and in such amount or amounts as the Board of Directors in its sole discretion may determine. The distributions will be made only to shareholders of record at the close of business on the Effective Date of the Plan with the exception of such transfers that may occur by will, intestate succession or operation of law. All of the distributions to shareholders will be made pro rata in accordance with the number of shares held of record by them at the close of business on the Effective Date of the Plan; provided that a distribution that liquidates all of the Company’s remaining cash assets may be made only if all known debts, liabilities and obligations have been paid, discharged and satisfied, including all costs and expenses incurred in connection with the sale of its assets and the Company’s dissolution.
Sale of Assets and Payment of Debts and Obligations
The Plan gives the Board of Directors the full and complete authority to sell any and all of the Company’s assets for cash upon such terms and conditions and for such consideration received by the Company as the Board in its sole discretion may approve. After approval of the dissolution and adoption of the Plan by the shareholders, the Company, pursuant to the provisions of Texas law, will give written notice to all of its known creditors and claimants of its intention to dissolve and will begin the process of paying its debts and satisfying its obligations. In this connection, the Company has separate agreements with each of its two investment advisers, Voyageur Asset Management Inc. and Westwood Management Corp. These agreements provide for fees based upon a percentage of the appraised value of that portion of the Company’s investment portfolio for which they act as investment adviser, payable quarterly in arrears, and may be terminated by the Company on not more than sixty day written notice without penalty upon the payment of the fee pro rata for the portion of the quarter they have served as an investment adviser to the Company. The Company also has contracts with its Custodian, Westwood Trust, and also with its Stock Transfer and Dividend Paying Agent, Securities Transfer Corporation. Both the contracts between the Company and Westwood Trust and Securities Transfer Corporation may be terminated by the Company upon 30 days written notice prior to the date of termination without penalty but with the reimbursement of expenses incurred by them prior to termination and also any expenses incurred by them associated or in connection with termination. It is anticipated that both contracts with the Custodian and Stock Transfer and Dividend Paying Agent will not be terminated until after the Company makes its final distribution to shareholders pursuant to the Plan.
Cancellation of Shares and Stock Certificates
The distributions to shareholders pursuant to the Plan shall be in complete cancellation of all outstanding shares of the Company’s Common Stock. From and after the date the Certificate of Dissolution of the Company is issued by the Secretary of State of Texas, the Common Stock will be treated as no longer outstanding and each holder of the Common Stock shall cease to have any rights in respect thereof, except the right to receive distributions under the Plan.
As a condition to the receipt of any distribution to the Company’s shareholders, the Board, in its absolute discretion, may require shareholders to (i) surrender to the Company the certificates evidencing the shares of the Common Stock owned by them, or (ii) furnish the Company with evidence satisfactory to the Board of the loss, theft or destruction of such certificates, together with such surety bond or other security or indemnity as the Board of Directors may require.
Contingency Reserve and Potential Liability of Shareholders
Under the provisions of the Texas Business Corporation Act, the Company is required in connection with its dissolution to pay, discharge and satisfy, or make adequate provision for the payment of its debts, liabilities and obligations. After the Effective Date of the Plan, the Company will pay all of its debts, liabilities and obligations known to it, and, thereafter, may set aside a cash Contingency Reserve that the Board of Directors believes to be adequate for the payment and satisfaction of claims that are not known to the Company at this time or have not yet arisen. The Company has no reason to believe that there are any unknown claims against it and is unable to provide an exact amount of any Contingency Reserve that may be required, if any, but any such amount will be deducted before the determination of the amounts available for distribution to shareholders.
The actual amount of any Contingency Reserve will be based upon estimates of any expenses the Company may incur before its dissolution, including legal and accounting fees, administrative expenses, escheat laws and taxes. If after the Company has distributed all of its net assets to its shareholders, and the Board of Directors has not established a Contingency Reserve, or if it has established such a Reserve that is inadequate to pay any liabilities and expenses to creditors of the Company whose claims against the Company (i) were incurred before its dissolution which are not otherwise barred by limitations and, (ii) any contractual obligations incurred by the Company after its dissolution, a creditor might sue one or more shareholders who could be held liable for the payment of some or all of such liabilities or expenses, with each shareholder being held liable up to an amount equal to, but not in excess of, the aggregate amount the shareholder has received in liquidating distributions in the Company’s dissolution. In such event, the amount of distribution received by the shareholder could be reduced or even eliminated. A shareholder who has been held to be liable for the payment of any such liabilities or expenses may be able to seek contribution from other shareholders who did not pay their proportionate part of such liabilities or expenses for their pro rata share thereof. If the Company establishes a Contingency Reserve, the Board may distribute to shareholders at any time so much of the Reserve it deems no longer to be required.